Free Writing Prospectus Filed Pursuant to Rule 433 Registration Statement No. 333-298219

Enroll, Invest, and Earn with Ford Interest Advantage Demand Notes	4.00%¹

Looking for a convenient way to invest and earn an attractive return? Discover how Ford Interest Advantage (FIA) Floating Rate Demand Notes can work for you. Since 1983, the program has provided a flexible, liquid investment in the unsecured debt of Ford Credit that directly supports the company’s operations. FIA Notes are issued by Ford Motor Credit Company LLC and are offered only by prospectus.

Key Program Features:

•	Attractive Interest Rate: Earn a floating rate of return, currently 4.00%.¹
•	No Management Fees: Avoid management fees and long-term commitments.
•	On Demand Liquidity: Withdraw your money anytime without penalty. Get free checks, and enjoy unlimited electronic transfers.
•	Secure Digital Access: Enroll and manage your investment online or by using our new mobile app.
•	Low Minimum Investment: Get started with a minimum investment of $1,000.²

Employee Advantage: Ford employees may meet the $1,000 minimum balance requirement over a ten-month period through convenient payroll deductions.³ To maintain eligibility, payroll deductions must begin within 30 days of enrollment.

Eligibility: U.S. individuals and entities with a U.S. address and a valid SSN or Federal Tax ID.

Get Started:

•	Visit: www.ford.com/finance/investor-center/ford-interest-advantage. Scroll to “Three Easy Ways to Enroll” and select “Read Prospectus and Apply”.
•	Invest: Fund your investment securely online, set up payroll deduction, or attach your initial investment of $1,000 to your mail in application.

Questions? We’re Here to Help

Email FCFIA@Ford.com or call our Investor Center at 800-462-2614 (Mon–Fri, 8:30 a.m. –7:00 p.m. ET).

¹	Rate as of 10/26/2026. Yield of 4.08%.
²	Fees apply if balance falls below the minimum required.
³	Once the $1,000 threshold is met, the minimum balance must be maintained to avoid low-balance fees.

Important Disclosure

The Notes issued under the Ford Interest Advantage Program are unsecured debt obligations of Ford Motor Credit Company LLC. They are not insured by the Federal Deposit Insurance Corporation, they are not guaranteed by Ford Motor Company, and they do not constitute a bank account. Ford Interest Advantage is not a money market mutual fund. As an investment in the debt of one company (Ford Credit), the Notes do not meet the diversification or investment quality standards for money market funds set forth in the Investment Company Act of 1940.

The Notes available through Ford Interest Advantage are issued by Ford Motor Credit Company and are offered only in the United States. This communication does not constitute an offer to sell or a solicitation to invest in the Notes in any jurisdiction in which such offer or solicitation is not authorized, or to any person to whom it is unlawful to make such offer or solicitation in any such jurisdiction. Ford Interest Advantage is intended for non-institutional investors only. U.S. citizens and resident aliens with a U.S. Taxpayer ID (i.e. Social Security number) may apply.

Ford Credit has filed a registration statement (including a prospectus) with the Securities and Exchange Commission relating to the offering of Ford Interest Advantage Notes. Before you invest, you should read the prospectus in the Registration Statement, and the other documents Ford Credit has filed with the SEC for more complete information about Ford Credit and the Ford Interest Advantage Note program. The documents may be obtained free of charge through EDGAR on the SEC Website. Alternatively, Ford Credit will send you a prospectus upon request by calling 1-800-462-2614.